Exhibit 99.1

TOWER SEMICONDUCTOR LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on July 31, 2024

Notice is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of Tower Semiconductor Ltd. (“Tower” or the “Company”), will be held at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Wednesday, July 31, 2024, at 3:00 p.m. (Israel time) for the following purposes:

1.
To elect ten members to the Board of Directors of the Company to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and approve the terms of their cash compensation in such capacity (other than with respect to Mr. Amir Elstein and Mr. Russell Ellwanger, whose cash compensation is addressed in Proposals 2 and 4, respectively);

2.
To appoint Mr. Amir Elstein as the Chairman of the Board of Directors and approve the terms of his compensation in such capacity, subject to approval of his election to the Board of Directors under Proposal 1;

3.	To approve an amendment to the Company’s Compensation Policy for Executive Officers and Directors;

4.	To approve an increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer;

5.	To approve the grant of an annual equity-based award to Mr. Russell Ellwanger, the Company’s Chief Executive Officer;

6.	To approve the grant of a long-term incentive equity award to Mr. Russell Ellwanger, the Company’s Chief Executive Officer;

7.
To approve the grant of an annual equity-based award to each member of the Board of Directors (other than Mr. Amir Elstein and Mr. Russell Ellwanger, whose annual equity-based compensation is addressed in Proposals 2 and 5, respectively), subject to approval of each such director’s election to the Board of Directors under Proposal 1; and

8.
To approve the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2024, and for the period commencing January 1, 2025 and until the next annual shareholders’ meeting, and to further authorize the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services.

In addition, at the Meeting, shareholders will have an opportunity to hear from representatives of the Company’s management, who will be available at the Meeting to review and discuss with shareholders the consolidated financial statements of the Company for the year ended December 31, 2023.

Our Board of Directors recommends that you vote FOR each of the proposals, which are described in the attached Proxy Statement.

Shareholders of record at the close of business on June 25, 2024, are entitled to notice of, and to vote at the Meeting. You are also entitled to vote at the Meeting if you hold ordinary shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on June 25, 2024, or which appears in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. All shareholders are cordially invited to attend the Meeting in person.

Shareholders of record at the close of business on June 25, 2024, who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.  If you are a beneficial owner of shares (i.e., you hold shares in “street name”), to provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, please follow the instructions on the voting instruction form to vote via Internet or telephone.  Shareholders who hold their shares through members of the TASE may either vote their shares in person at the Meeting by presenting a certificate signed by the applicable TASE member, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 2000 as proof of ownership of the shares, or via proxy, by sending such certificate of ownership together with a duly executed proxy to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, or may vote electronically via the electronic voting system of the Israel Securities Authority after receiving a personal identifying number, an access code and additional information regarding the Meeting from the member of the TASE through which they hold their shares and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

By Order of the Board of Directors,

Amir Elstein
Chairman of the Board
June 20, 2024

ii

TOWER SEMICONDUCTOR LTD.
20 Shaul Amor Street, Ramat Gavriel Industrial Park
P.O. Box 619
Migdal Haemek 2310502, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be Held on July 31, 2024

This proxy statement (the “Proxy Statement”) is being furnished to the holders of ordinary shares, par value NIS 15.00 per share (the “Ordinary Shares”), of Tower Semiconductor Ltd. (“we,” “us,” “our,” the “Company” or “Tower”) in connection with the solicitation of proxies by the Board of Directors of the Company (the “Board of Directors” or the “Board”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, on Wednesday, July 31, 2024 at 3:00 p.m. (Israel time), or at any postponement or adjournment thereof.

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on June 25, 2024.  You are also entitled to vote at the Meeting if you hold Ordinary Shares through a bank, broker or other nominee which is one of our shareholders of record at the close of business on June 25, 2024, or which appears in the participant listing of a securities depository on that date and if you held your Ordinary Shares through the Tel Aviv Stock Exchange (“TASE”) on that date.  See “How You Can Vote” below.   You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your Ordinary Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

This Proxy Statement and the accompanying Notice of Annual General Meeting of Shareholders describing the various matters to be voted upon at the Meeting along with a proxy card enabling the shareholders to indicate their vote on each matter was furnished to the U.S. Securities and Exchange Commission (the “Commission”) under cover of Form 6-K and is available on the Commission’s website at www.sec.gov. This Proxy Statement and the accompanying Notice of Annual General Meeting of Shareholders was also filed with the Israel Securities Authority (“ISA”) and the TASE and is available on the websites: www.magna.isa.gov.il and maya.tase.co.il.  This Proxy Statement will also be available on our website www.towersemi.com.

How You Can Vote

Record Holders.  Shareholders of record can vote either by mailing in a proxy or in person by attending the Meeting. In such case, these proxy materials are being sent directly to you. All Ordinary Shares represented by a properly executed proxy in the form enclosed received prior to the Meeting (that is not revoked in accordance with procedures described in this Proxy Statement), will be voted in accordance with the instructions of the shareholder executing the proxy. A shareholder may vote in favor of, against, or may abstain from voting on, any of the proposals set forth in this Proxy Statement and accompanying Notice of Meeting. Shareholders should specify their choices on the accompanying proxy card. If no specific instructions are given with respect to the matters to be acted upon, the shares represented by a properly signed proxy will be voted FOR the election of each of the director nominees and their compensation under Proposal 1 and FOR all of the other proposals that are set forth in the accompanying Notice of Meeting.

Beneficial Holders.  If you are a beneficial owner of shares (i.e., you hold shares in “street name”), these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee.  Please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization, or, if the brokerage firm, bank or other similar organization offers Internet or telephone voting, please follow the instructions on the voting instruction form to vote via Internet or telephone.  To vote your shares directly at the Meeting, as a beneficial holder you must obtain a “legal proxy” from the broker, trustee or nominee that holds your Ordinary Shares, giving you the right to vote the shares at the Meeting.

Shares Traded on the TASE.  A shareholder whose shares are registered with a TASE member and are not registered on the Company’s shareholders’ register may vote in person at the Meeting or via proxy. Shareholders who hold shares through a TASE member are entitled to receive from the TASE member who holds the shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the position statements posted on the ISA website, unless the shareholder has given notice that he or she or it is not so interested; provided, that the notice was provided with respect to a particular securities account, prior to the record date of June 25, 2024.  Shareholders who hold shares through members of the TASE (whether attending the Meeting in person or voting via proxy) must deliver to the Company an ownership certificate confirming their ownership of our Ordinary Shares as of the record date from the applicable TASE member, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.  Alternatively, shareholders who hold Ordinary Shares through a TASE member may also vote electronically via the electronic voting system of the ISA (the “Electronic System”) after receiving a personal identifying number, an access code and additional information regarding the Meeting from the relevant TASE member and after carrying out a secured identification process, up to six hours before the time set for the Meeting.

Expenses and Solicitation

The Board is soliciting proxies for use at the Meeting.  We expect to solicit proxies by mail and to mail this Proxy Statement and the accompanying proxy card to shareholders as soon as practicable after the record date of June 25, 2024. Proxies may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees.  We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners.

Change or Revocation of Proxy

Any shareholder of record at the close of business on June 25, 2024, returning the accompanying proxy may revoke such proxy at any time prior to the Meeting by: (i) giving written notice to us of such revocation; (ii) voting in person at the Meeting or requesting the return of the proxy at the Meeting; or (iii) executing and delivering to us a later-dated proxy prior to the Meeting. Written revocations and later-dated proxies should be sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner of shares registered in the name of a member of the TASE, you may  change your voting instructions (i) by attending the Meeting and voting in person, by presenting a valid ownership certificate (as of the record date); (ii) by delivering a later-dated duly executed proxy, together with a valid ownership certificate (as of the record date), to the Company’s offices, or (iii) by following the relevant instructions for changing your vote via the Electronic System by no later than six hours before the time set for the Meeting.

Quorum

Two or more shareholders present, in person, by proxy or voting instruction form or voting via the Electronic System, who hold or represent together at least 33% of the voting rights of our issued share capital will constitute a quorum for the Meeting. If within half an hour from the time scheduled for the Meeting a quorum is not present, the Meeting shall stand adjourned for one week, to August 7, 2024, at the same hour and place, without it being necessary to notify the shareholders. If a quorum is not present at the adjourned date of the Meeting within half an hour of the scheduled time, the persons present (in person, by proxy or voting instruction form or voting via the Electronic System (regardless of the voting power represented by their shares)) shall constitute a quorum.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers’ shares in street name sign and submit proxies for such shares, and vote such shares on some matters but not on others. This occurs when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on “routine” matters, but not on non-routine matters. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum purposes.

Vote Required for Approval of the Proposals

Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting.

The affirmative vote of shareholders present at the Meeting, in person, by proxy or voting instruction form or voting via the Electronic System, holding Ordinary Shares representing in the aggregate at least a majority of the votes cast with respect to each such proposal, is required to elect each of the director nominees and approve their compensation under Proposal 1 and to approve each of the other proposals.

In addition, under the Israeli Companies Law, 1999 (the “Israeli Companies Law”) the approval of each of Proposal 3 (approval of an amendment to the Company’s Compensation Policy), Proposals 4, 5 and 6 (approval of increase in salary and the grant of equity-based awards to Mr. Ellwanger, the Chief Executive Officer) and Proposal 7 (approval of grant to directors of equity-based award that is not consistent with the current Compensation Policy in the event that the amendment to the Company’s Compensation Policy under Proposal 3 is not approved at the Meeting) is also subject to the fulfillment of one of the following additional voting requirements: (i) at least a majority of the voting power of the non-controlling shareholders and non-interested shareholders, present in person, by proxy or voting instruction form or voting via the Electronic System, and voting on such proposal at the Meeting (excluding abstentions), voted in favor of the proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling shareholders and non-interested shareholders does not exceed 2% of all votes present in person, by proxy or voting instruction form or voted via the Electronic System (the “Special Majority”).

Under the Israeli Companies Law, each shareholder voting on Proposals 3, 4, 5, 6 and 7 is required to inform us prior to voting on the proposals at the Meeting, whether or not the shareholder has a “personal interest” in such proposals; otherwise, a shareholder’s vote will not be counted for the purposes of such proposals.  A shareholder who votes by proxy or voting instruction form, will be deemed to have confirmed that such shareholder is not a controlling shareholder and does not have a “personal interest” in Proposals 3, 4, 5, 6 and 7, unless the shareholder has delivered a written notice to the Company notifying otherwise no later than 10:00 a.m. (Israel time) on July 31, 2024. Any such written notice must be sent to the Company via registered mail at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel.  All shareholders voting via the Electronic System, are required to indicate via the Electronic System, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposals; otherwise, any such shareholder’s vote will not be counted for the purposes of such proposals.

Under the Israeli Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholder’s relatives (i.e., any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder or any of the shareholder’s relatives (as defined above) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares.  Under the Israeli Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

Position Statements

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder may submit to us a position statement on its behalf, expressing its position on an agenda item for the Meeting at the offices of the Company, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, no later than, July 21, 2024, at 3:00 p.m. (Israel time).

Meeting Agenda

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Israeli Companies Law and regulations promulgated thereunder is June 27, 2024.  Any such requests should be submitted to the Company’s offices, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel, no later than such date.  If our Board of Directors determines that a shareholder proposal is duly and timely received and is appropriate under applicable Israeli law and our Articles of Association for inclusion on the agenda for the Meeting, the Company will publish an updated agenda and proxy card for the Meeting, no later than July 4, 2024, which will be furnished on Form 6-K to the Commission and the ISA, and will be made available to the public on the Commission’s website at www.sec.gov, as well as on the ISA's website at www.magna.isa.gov.il and the TASE's website at www.maya.tase.co.il.

Security Ownership of Certain Beneficial Owners and Management

The following table provides information relating to the beneficial ownership of our Ordinary Shares as of May 31, 2024 (unless otherwise indicated), by each shareholder known by us to own beneficially 5% or more of our Ordinary Shares.

Beneficial ownership is determined according to the rules of the Commission, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares over which the individual or entity possesses sole or shared voting or investment power of that security, or the right to receive the economic benefit of ownership, as well as any shares that the individual has the right to acquire within 60 days of May 31, 2024, through the exercise of any option, warrant or other right or vesting of restricted stock units.

The percentage of Ordinary Shares beneficially owned is calculated on the basis of 111,069,860 Ordinary Shares outstanding as of May 31, 2024.  Ordinary Shares that a person has the right to acquire within 60 days of May 31, 2024 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the beneficial percentage ownership of any other person.  Unless otherwise indicated below, the address for each beneficial owner listed is c/o Tower Semiconductor Ltd., 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel, Attention: Chief Legal Officer.

	Beneficial Ownership
Name of Beneficial Owner	Ordinary Shares Beneficially Owned	Percentage of Shares Outstanding
Migdal Insurance & Financial Holdings Ltd. (1)	8,402,025	7.56%
Harel Insurance Investments & Financial Services (2)	8,216,838	7.40%
Senvest Management, LLC (3)	8,033,256	7.23%
Clal Insurance Enterprises Holdings Ltd. (4)	5,617,260	5.06%
_________________
(1)
Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Migdal Insurance & Financial Holdings Ltd. as of March 31, 2024. The address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(2)
Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Harel Insurance Investments & Financial Services Ltd.  as of March 31, 2024. The address of Harel is Harel House; 3 Aba Hillel Street; Ramat Gan 52118, Israel.

(3)
Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Senvest Management, LLC as of March 31, 2024. The address of Senvest is 40 Madison Avenue, 32nd Floor New York, NY 10022, United States.

(4)
Based solely upon, and qualified in its entirety with reference to, a notice provided to the Company by Clal Insurance Enterprises Holdings Ltd. as of March 31, 2024.  The address of Clal is 36 Raul Walenberg St., Tel Aviv 66180, Israel.

As of May 31, 2024, no individual director or senior manager beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) one percent or more of our Ordinary Shares and all directors and senior managers in the aggregate beneficially owned 0.51% of our Ordinary Shares.

Compensation of Executive Officers

For information concerning the annual compensation earned during 2023 by our five most highly compensated office holders (as defined in the Israeli Companies Law), see Item 6.B. of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Commission on April 22, 2024, a copy of which is available on the Commission’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at www.towersemi.com.

PROPOSAL 1
ELECTION OF DIRECTORS AND APPROVAL OF THEIR TERMS OF CASH
COMPENSATION

Under our articles of association, our Board of Directors shall consist of at least five and no more than 11 members.  Our Board of Directors is currently comprised of nine members, all of whom were appointed as directors at the Company’s previous annual shareholder meeting.  Each of our directors generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier or a director is removed from office pursuant to the Israeli Companies Law).

At the Meeting, ten directors shall be standing for election, as follows: (i) each of our nine currently serving directors, namely Amir Elstein, Russell Ellwanger, Kalman Kaufman, Dana Gross, Ilan Flato, Yoav Chelouche, Iris Avner, Michal Vakrat Wolkin and Avi Hasson shall be standing for re-election at the Meeting; and (ii) one new director nominee, Mr. Sagi Ben Moshe, shall be standing for election at the Meeting for the first time, in each case to hold office until our next annual general meeting of shareholders and until their respective successors are duly elected, subject to our articles of association and applicable law.

Under the Nasdaq Listing Rules, a majority of the Board of Directors must be comprised of independent directors (as defined in the Nasdaq Listing Rules).  After considering all the relevant information received from each of the ten director nominees, the Board determined each director nominee is independent under the Nasdaq Listing Rules, other than Mr. Ellwanger, our Chief Executive Officer.

The size, structure, and composition of the Board undergo regular evaluation. The recommendations and decisions regarding the appointment of board members are made following a comprehensive review, which aims to ensure that the Board possesses the appropriate skills, knowledge and experience to operate effectively and deliver the Company’s strategy.  To this end, the Corporate Governance and Nominating Committee (the “CGN Committee”) discusses and assesses the skills present within the boardroom and identifies areas where additional skills or competencies may be beneficial.  The CGN Committee also considers the important matter of succession planning throughout the organization. After thorough evaluation, the CGN Committee has determined that appropriate succession plans are in place for the Chairman of the Board, the Chief Executive Officer, and the senior management team.

The CGN Committee is responsible for ensuring that director appointment processes are conducted in a formal, meaningful and transparent manner. As part of its annual review, the CGN considers each director nominee’s external commitments and their impact on the nominee’s commitment to the Company.  The CGN Committee also considers the diversity of the Board as a whole.  For information about the diversity of our Board of Directors, see the Board Diversity Matrix under the “Governance” section of our Company’s website at www.towersemi.com.  Based on such review, the CGN Committee and the Board of Directors have recommended that each of the ten individuals named above be nominated for election at the Meeting to serve as directors of the Company until the next annual meeting of shareholders and until their respective successors are duly elected.

The following biographical information is provided with respect to each director nominee based upon our records and information provided to us by each nominee.

Amir Elstein has served as the Chairman of our Board since January 2009.  Mr. Elstein serves as a director of Teva Pharmaceutical Industries Ltd. and serves as Chairman of the Israel Democracy Institute. During 2010-2013, Mr. Elstein served as Chairman of the Board of Directors of Israel Corporation. Mr. Elstein was a member of Teva Pharmaceutical Industries senior management team from 2005 to 2008, where he ultimately held the position of the Executive Vice President at the Office of the Chief Executive Officer, overseeing Global Pharmaceutical Resources. Prior to that, Mr. Elstein was an executive at Intel Corporation, where he worked for 23 years, eventually serving as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation.  Mr. Elstein received a B.Sc. degree in physics and mathematics from the Hebrew University of Jerusalem and M.Sc. degree in the Solid-State Physics Department of Applied Physics from the Hebrew University of Jerusalem. In 1992, Mr. Elstein received his diploma of Senior Business Management from the Hebrew University of Jerusalem.

Russell C. Ellwanger has served as our Chief Executive Officer since May 2005. Mr. Ellwanger has also served as a director since September 2016, and previously served as a director between May 2005 and April 2013.  Mr. Ellwanger serves as Chairman of the Board of Directors of our subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy, S.r.l.  From 1998 to 2005, Mr. Ellwanger served in various executive positions for Applied Materials Corporation, including Group Vice President, General Manager of the Applied Global Services (AGS), from 2004 to 2005, and Group Vice President, General Manager of the CMP and Electroplating Business Group, from 2002 to 2004.  Mr. Ellwanger also served as Corporate Vice President, General Manager of the Metrology and Inspection Business Group, from 2000 to 2002, during which time he was based in Israel.  From 1998 to 2000, Mr. Ellwanger served as Vice President of Applied Materials’ 300-mm Program Office, USA.  Mr. Ellwanger served as General Manager of Applied Materials’ Metal CVD Division from 1997 to 1998 and from 1996 to 1997, Mr. Ellwanger served as Managing Director of CVD Business Development, during which time he was based in Singapore.  In addition, Mr. Ellwanger held various managerial positions in Novellus System from 1992 to 1996 and in Philips Semiconductors from 1980 to 1992.

Kalman Kaufman has served as a director since 2005 and as chairman of the CGN Committee since January 2018. Mr. Kaufman served as Corporate Vice President at Applied Materials from 1994 to 2005.  Between 1985 and 1994, Mr. Kaufman served as President of KLA Instruments Israel, a company he founded, and General Manager of Kulicke and Soffa Israel.  Mr. Kaufman is currently the Chairman of the board of directors of Invisia, a director at Agritech Inc., Blue Circle, an AI company, Chair of the general assembly of the Kinneret Academic College and chairman of the Tzemach Kineret Development Corporation.  Mr. Kaufman holds engineering degrees from the Technion–- Israel Institute of Technology.

Dana Gross has served as a director since November 2008, as a member of the CGN Committee since January 2018, as a member of the Compensation Committee since February 2013 and as Chair of the Compensation Committee since November 2020.  In addition, Mrs. Gross has served as a director on the board of Tower Semiconductor Newport Beach, Inc., our wholly-owned subsidiary, since March 2009.  Mrs. Gross has served as the Head of Strategic Initiatives at Fiverr International Ltd. since February 2022.  Ms. Gross served as chief strategy officer of Prospera Technologies Ltd., a Valmont company developing AgTech Data solutions from 2021 until 2023, and previously served as its chief operating officer and chief financial officer from 2017 until 2021.  Mrs. Gross served as the chief financial officer of eToro, a FinTech company that developed a Social Investment network from 2014 to 2016, and the chief executive officer of bTendo, a start-up company that developed MEMS-based PICO projection solutions, from 2010 until it was acquired by ST Microelectronic in 2012.  Mrs. Gross was a Venture Partner at Viola Ventures, a leading Israeli venture capital firm, from 2008 until 2010. From 2006 to 2008, Mrs. Gross was a Senior VP, Israel Country Manager at SanDisk Corporation.  From 1992 to 2006, Mrs. Gross held various senior positions at M-Systems, including Chief Marketing Officer, VP Worldwide Sales, President of M-Systems Inc. (US subsidiary) and chief financial officer, VP Finance and Administration.  In addition, Mrs. Gross has served on the board of directors and audit committee of Playtika Holding Corp. since January 2022, and on the board of directors and audit committee of SolarEdge Technologies, Inc. since July 2023.  Mrs. Gross previously served as a director of M-Systems Ltd., Audiocodes Ltd. and Power Dsine Ltd.  Mrs. Gross holds a B.Sc. degree in industrial engineering from Tel Aviv University and an M.B.A. degree from San Jose State University.

Ilan Flato has served as a director since February 2009 (until November 2016 as an external director, within the meaning of the Companies Law).  Mr. Flato served as chairman of the Compensation Committee from February 2013 until October 2019 and since such time continues to serve as a member of the Compensation Committee.  Mr. Flato has served as a member of the Audit Committee since April 2009. Mr. Flato is classified by the Board of Directors as an audit committee financial expert under applicable Commission rules. Mr.  Flato has served as President of The Association of Publicly Traded Companies on the Tel Aviv Stock Exchange since January 2012. In addition, Mr. Flato has served as an independent director, chairman of the Audit Committee and member of the compensation committee of HUB Cyber Security Ltd. (NASDAQ CM: HUBC) since April 2023.  Since 2011, Mr. Flato has been a member of the Israel Bar Association.  From 2009 until 2018, Mr.  Flato served as a director in two Provident Funds.  From 2009 until April 2018, Mr. Flato served as Chairman of the Business Executive of Kibbutz Kfar Blum.  From January 2018 until April 2020, Mr. Flato served as Chairman of the Business Executive Kibbutz “NAAN”.  Since 2004, Mr. Flato has functioned as an independent financial adviser.  Until 2004, Mr. Flato served as the VP for planning, economics and online banking at United Mizrahi Bank and as the Chief Economist of the bank. From 1992 until 1996, Mr. Flato served as the Economic Advisor to the Prime Minister of Israel. Prior to that position, Mr. Flato served in the Treasury Office as the deputy director of the budget department. In addition, Mr. Flato served as a member of the board of directors of many government-owned companies. Mr. Flato holds a B.A. degree in economics from Tel-Aviv University, an LL.B. degree from Netanya College, an M.A. degree in law from Bar-Ilan University and an MSIT from Clark University.

Yoav Z. Chelouche has served as a director since April 2016, as a member of the CGN Committee since January 2018, and as the Chair and member of our Audit Committee since May 2017.  Mr. Chelouche is classified by the Board of Directors as an audit committee financial expert under applicable Commission rules. Mr. Chelouche has served as Managing Partner of Aviv Ventures since its inception in 2001.  Between 1995 and 2001, Mr. Chelouche served as President & Chief Executive Officer of Scitex Corp.  Until 2015, Mr. Chelouche was co-chairman of Israel Advanced Technology Industries.  Mr. Chelouche currently serves on the Board of Directors of the following publicly listed companies: Check Point Software Technologies, Ltd. (NASDAQ) and Malam-Team Ltd. (TASE).  Mr. Chelouche also previously served as Chairman and/or director of several public companies, including the Tel-Aviv Stock Exchange, Ltd. (TASE) and Shufersal Ltd. (TASE).  Mr. Chelouche holds a B.A. degree in economics and statistics from Tel Aviv University and an MBA degree from INSEAD, Fontainebleau, France.

Iris Avner has served as a director since June 2016 (until November 2016 as an external director, within the meaning of the Companies Law), and has served as a member of the Audit Committee since June 2016.  Ms. Avner served as a member of the Compensation Committee from June 2016 until October 2019.  Ms. Avner is classified by the Board of Directors as an audit committee financial expert under applicable SEC rules. Ms. Avner serves as Chief Executive Officer of Nika Holdings, Ltd. From 2008 to 2015, Ms. Avner served as Managing Partner of Mustang Mezzanine Fund, L.P. and served on Mustang’s board of directors from 2014 until 2015.  From 1996 until 2008, Ms. Avner served as Chief Executive Officer of Mizrahi Tefahot Capital Markets Ltd. and from 1996 until 2005, served as Senior Credit Officer & Deputy Chief Executive Officer of Mizrahi Tefahot Bank. In addition, from 1997 until 2002, Ms. Avner served as Assistant Professor and external lecturer in the Executive MBA Program at Tel Aviv University.  From 1988 until 1996, Ms. Avner held various positions at Israel Discount Bank, including Senior Credit Officer and Senior Economist.  Ms. Avner has served as a member of the board of directors of Israel Discount Bank since March 2018 and as the chairperson of its Credit Committee since 2024.  Ms. Avner has served as a board member and chairperson of the Audit Committee of Amir Marketing and Investments in Agriculture since May 2017.  In addition, Ms. Avner has served as a member of the board of directors of Rotshtein Real Estate since August 2016 and as chairperson of its Audit Committee and Nomination Committee since 2017.  Ms. Avner previously served on several other boards and board committees in Israel and abroad, both as director and chairperson.  Ms. Avner holds a B.A. degree in accounting and economics from the Hebrew University of Jerusalem and an MBA degree from Tel Aviv University.

Michal Vakrat Wolkin has served as a director since September 2020, and as a member of the CGN Committee since November 2020.  In 2023, Ms. Wolkin served as the Director of Global Battery Investments for General Motors.  Ms. Wolkin has served as a partner at GFT Ventures, a global venture capital firm, since 2020 and on the Advisory Board of RACAH Nano Tech Fund of the Hebrew University of Jerusalem since 2019.  Ms. Wolkin served as Managing Director of Lear Innovation Ventures from January 2017 until 2020.  During 2014-2016, Ms. Wolkin served as Head of 3M R&D Israel and from 2012 until 2014, she served as Technical Chair of the Night Rover Challenge of NASA/CleanTech Open.  Ms. Wolkin served as Director of Energy Storage Technologies in Better Place from 2008 until 2012, and from 2004 until 2008, she served as Member of Research Staff II at the Hardware system lab at Xerox PARC.  Ms. Wolkin has served as a lecturer at Reichmann University in “Disruptive Innovation in Multinational Corporations” since 2021.  Ms. Wolkin received her B.Sc. degree in Chemical Engineering from the Technion–- Israel Institute of Technology in Israel in 1996 and a Ph.D. degree in Applied Physics and Materials Science from the University of Rochester, NY in 2000.  In 2003 until 2004, Ms. Wolkin did her Post-doctorate at the Electronics Materials Lab at Xerox PARC.

Avi Hasson has served as a director since September 2020, and as a member of the Audit Committee and Compensation Committee since November 2020.  Mr. Hasson is classified by the Board of Directors as an audit committee financial expert under applicable Commission rules. Mr. Hasson serves as the chief executive officer of Start-Up Nation Central, an independent non-profit that connects Israeli innovation to global partners. Mr. Hasson previously served as a partner at Emerge, a leading early-stage venture capital firm. Mr. Hasson serves in several non-profit organizations, including as a director on the board of directors of Sheba Medical Center at Tel Hashomer and SpaceIL.  From January 2011 until July 2017, Mr. Hasson served as the Chief Scientist in the Ministry of Economy and Industry and as Chairman of the Israel Innovation Authority.  From 2000 until 2010, Mr. Hasson served as General Partner at Gemini Israel Funds, a top tier venture capital fund in Israel.  Prior thereto, Mr. Hasson held executive positions in product management, marketing and business development at various telecommunication technology companies, including ECI Telecom, eCtel and Tadiran Systems.  Mr. Hasson received his B.A. degree in Economics and Middle East studies from Tel Aviv University in 1997 and M.BA. degree from Tel Aviv University in 2002.

Sagi Ben Moshe is standing for election at the Meeting for this first time.  Mr. Ben Moshe is the founder and chief executive officer of Lumana since August 2021, a company developing an AI platform to analyze and manage visual data. Mr. Ben Moshe previously served as Chief Incubation Officer, Corporate Vice President and General Manager of Emerging Growth Incubation at Intel Corporation, as well as other roles at Intel Corporation from January 2012 until August 2021, including VP and GM of RealSense, VP and GM of Hardware Engineering, Senior VP of Sensing Technologies of Mobileye and GM of EyeC LIDAR and EyeC Radar. Mr. Ben Moshe was the Founder and served as chief executive officer of Invision Ltd. from January 2009 until January 2012.  Mr. Ben Moshe received his B.Sc. degree in Computer Science in 2007 and M.Sc. degree in Computer Science in 2010, both from the Technion–- Israel Institute of Technology.  In addition, Mr. Ben Moshe is a 2018 graduate of the Stanford Executive Program at Stanford University's School of Business.

In accordance with an exemption from the Israeli law requirement to have external directors (within the meaning of the Israeli Companies Law) serving on our Board of Directors, we comply with the director independence requirements and the audit committee and compensation committee composition requirements under U.S. laws (including applicable Nasdaq Stock Market rules) applicable to U.S. domestic issuers.  In addition, the composition of our CGN Committee complies with the requirements of the Nasdaq Stock Market rules applicable to U.S. domestic issuers.

The Board of Directors performs a comprehensive evaluation of its performance on an annual basis, among other things to identify areas where the Board could benefit from additional skills and expertise, as well as identify any gaps in skills or competencies. This evaluation also assesses the effectiveness and efficiency of the operation of the Board and its committees as well as each director’s contribution to the boardroom discussions and commitment to the role. During the most recent annual self-assessment, the Board of Directors discussed ways to enhance its focus on industry trends and their potential impact on the Company’s strategy and pursuit of potential roadmap opportunities.

The Company is committed to its environmental, social and governance (“ESG”) program, with a corporate focus on social contribution, responsibility and sustainability through various initiatives and activities aimed at promoting ESG principles. We have issued a dedicated report outlining our ESG policies, including our strategy and long-term plan, which may be viewed on our website at www.towersemi.com.  We engage in voluntary initiatives (such as disclosures, certifications, and improvement goals, among others) and commitments for improvements in ESG to increase the Company’s contribution to society and our environment. The CGN Committee oversees ESG initiatives and activities, which are disclosed on the Company’s website and internally communicated, and which include trainings in order to foster understanding, commitment and enthusiasm for ESG practices throughout the organization.

Subject to their election at the Meeting, and subject to approval of Proposal 3 at the Meeting, the directors (other than Mr. Amir Elstein and Mr. Russell Ellwanger, whose compensation is addressed separately below) shall receive cash compensation consisting of an annual fee of $75,000, a committee annual fee between $6,000 to $10,000 (depending on the specific committee) and a committee chairperson annual fee between $6,000 to $10,000 (depending on the specific committee), in accordance with the proposed amendments to the Company’s Compensation Policy for Executive Officers and Directors (“Compensation Policy”) as set forth in Proposal 3.  If Proposal 3 is not approved at the Meeting, each such director elected at the Meeting shall be entitled to cash compensation at the maximum amounts payable under our current Compensation Policy, namely an annual fee of $60,000, a committee annual fee of $6,000 and a committee chairperson annual fee of $3,000.  In addition, at the Meeting, shareholders are being asked to approve the award of equity-based compensation to the foregoing directors (see Proposal 7).  For the proposed equity-compensation awards to Mr. Amir Elstein and Mr. Russell Ellwanger, see Proposals 2, 5 and 6.  If elected at the Meeting, all of the currently serving directors shall continue to benefit from exemption and indemnification agreements previously entered into with each of them, in the form approved by the shareholders in August 2011, as well as from the Company’s directors’ and officers’ liability insurance, as in effect from time to time. If Mr. Sagi Ben Moshe (who is standing for election at the Meeting for the first time) is elected at the Meeting, we shall enter in an exemption and indemnification agreement with him, in the form approved by the shareholders in August 2011, and he shall benefit from the Company’s directors’ and officers’ liability insurance, as in effect from time to time.

In 2023, the Board held a total of 11 meetings, and average director attendance at Board meetings was 96% and at committee meetings was 100%. Individual attendance is set forth in the table below:

	Board Meetings	Audit Committee Meetings	Compensation Committee Meetings	CGN Committee Meetings
Amir Elstein	11/11
Russell C. Ellwanger	11/11
Kalman Kaufman	11/11			2/2
Dana Gross	11/11		7/7	2/2
Ilan Flato	11/11	5/5	7/7
Yoav Z. Chelouche	10/11	5/5		2/2
Iris Avner	9/11	5/5
Michal Vakrat Wolkin	9/11			2/2
Avi Hasson	11/11	5/5	7/7

*       Mr. Sagi Ben Moshe, the new director nominee, is not included in the above table, as he did not serve on the Board during 2023.

If any director nominee is unable to serve (which event is not anticipated), the persons named as proxies in the proxy card will vote the Ordinary Shares for the election of such other nominees as the Board of Directors may propose.

Each of the director nominees named above has certified that he/she meets all the requirements for election as a director of publicly traded companies under the Israeli Companies Law and possesses the necessary qualifications and has sufficient time to fulfill his/her duties as a director of the Company, taking into account the Company’s size and specific requirements.

The election of each of the director nominees and their terms of cash compensation requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting instruction form or voting via the Electronic System, holding Ordinary Shares representing in the aggregate at least a majority of the votes cast with respect to the election of each such director.  Each director nominee and his/her cash compensation terms shall be voted on separately.

The Board of Directors recommends that the shareholders vote “FOR” the election of each of the director nominees named above and their cash compensation terms.

PROPOSAL 2
APPROVAL OF APPOINTMENT OF MR. AMIR ELSTEIN AS THE CHAIRMAN OF THE
BOARD OF DIRECTORS AND APPROVAL OF HIS COMPENSATION TERMS

Pursuant to the Company's Articles of Association, our shareholders are required to appoint a member of the Board of Directors to serve as its Chairman. The Board of Directors has nominated Mr. Amir Elstein to continue to serve as the Chairman of the Board of Directors until the next annual general meeting of shareholders and until his successor is duly appointed, subject to the approval of his election as a director at the Meeting (see Proposal 1).

The Compensation Committee and Board of Directors have determined that the terms of compensation currently provided to Mr. Elstein for service as the Chairman of the Board of Directors, which were initially approved by the Company’s shareholders in 2013 and are consistent with the Company’s Compensation Policy, as currently in effect and as proposed to be amended at the Meeting (see Proposal 3), remain appropriate. Accordingly, the Compensation Committee and Board of Directors approved, subject to shareholder approval, that if reappointed as Chairman of the Board of Directors at the Meeting, Mr. Elstein’s compensation for services in such capacity will remain unchanged at $600,000 per annum. Half of such amount will be paid in monthly cash installments of $25,000 (gross) each and will be subject to applicable withholding taxes, and the remaining half in time-based vesting restricted share units (“RSUs”).  The RSUs shall vest over a three-year period following the date of grant, such that one-third of the RSUs shall vest on each of the anniversaries of the date of grant, subject to applicable withholding taxes. In accordance with the Company’s Compensation Policy, as currently in effect and as proposed to be amended at the Meeting, and common practice, in the event that Mr. Elstein’s service as the Chairman of the Board of Directors is terminated for any reason other than for cause, including by way of resignation, prior to the third anniversary from the date of grant, since our Chairman has served on the Board of Directors for more than five years, all unvested RSUs shall be accelerated.

Mr. Elstein, as the Chairman of the Board of Directors, is subject to a minimum stock ownership guideline which was adopted by our Board of Directors on July 28, 2020, under which the Chairman of the Board of Directors is required to own ordinary shares of the Company with a minimum value equal to at least 50% of his annual cash compensation, in order to further align the interests of our executives and our shareholders.  Mr. Elstein has a period of five years from the date the Board of Directors approved such minimum shareholding guideline to accumulate such minimum shareholdings, and during such period, he must retain at least 20% of any vested time-based RSUs granted to him from the date such guideline was approved by the Board of Directors and until the minimum holding is met.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to appoint Mr. Amir Elstein as the Chairman of the Board of Directors to serve until the next annual meeting of shareholders and until his successor is duly appointed and approve the terms of his compensation in such capacity, as described in Proposal 2 of the Proxy Statement, subject to approval of his election as a director under Proposal 1.”

The approval of Proposal 2 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting instruction form or voting via the Electronic System, holding Ordinary Shares representing in the aggregate at least a majority of the votes cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 3
APPROVAL OF AN AMENDMENT TO THE COMPANY’S COMPENSATION POLICY FOR
DIRECTORS AND EXECUTIVE OFFICERS

Under the Israeli Companies Law, a public company is required to adopt a compensation policy, which sets forth the terms of service and employment of office holders (within the meaning of the Israeli Companies Law), including the grant of any benefit, payment or undertaking to provide payment, any exemption from liability, insurance or indemnification, and any severance payment or benefit.  Under the Israeli Companies Law, the compensation policy must be approved at least once every three years by the board of directors, after considering the recommendations of the compensation committee, and by the shareholders by the Special Majority. In addition, the board of directors is required to periodically examine the compensation policy, as well as the need to adjust the policy in the event of a material change in the circumstances prevailing at the time of the adoption of the compensation policy or for other reasons.  The Company’s current Compensation Policy was approved by the shareholders at the annual general meeting held in July 2023.

The Compensation Committee, with the assistance of an independent compensation consultant, previously developed a peer group that was reviewed and adjusted over the years as part of its annual compensation review. The criteria used to determine the peer group include companies operating in the semiconductor industry, with consideration of companies in the broader high technology industry, and with revenue, market capitalization and headcount within the Company’s range.  The peer group companies selected by the Compensation Committee reflect the Company’s international presence and the competitive nature of the global talent market.  For example, the Company’s Chief Executive Officer was recruited from the United States, and other officer positions are held by non-Israelis.  Given the highly competitive industry within which the Company operates, attracting and retaining top executive talent is extremely challenging and vitally important. The Company’s ability to execute its strategy, its future success and the promotion and protection of the interests of its shareholders greatly depends on its continuing ability to retain highly qualified and skilled employees. In line with our philosophy of promoting equity ownership and aligning executives’ interests with those of our shareholders, the Compensation Committee believes that it is necessary and appropriate to offer competitive levels of short-term and long-term incentive compensation, while remaining within appropriate parameters for amounts, program structure and dilution.

This year, our Compensation Committee conducted its annual review of executive and director compensation.  As part of its review, the Compensation Committee engaged FW Cook, an independent global compensation consultant, to perform a comprehensive benchmarking exercise, which involved an evaluation of executive compensation in comparison to the Company’s global peer group, as well as consideration of local benchmark data and global industry trends.  Our Compensation Committee believes that obtaining relevant market data is crucial in determining executive compensation as it serves as a reference point providing helpful context for decision making and information on the range of competitive pay levels and current compensation practices within the Company’s industry.  When deciding on the structure and compensation component mix of the Compensation Policy and the executive compensation program, the Compensation Committee considers the structure, components and amounts paid under the executive compensation programs of other comparable peer companies, as derived from public filings and other sources.

FW Cook began by reviewing the pre-existing global peer group to assess its continued suitability, following which it recommended making slight adjustments to ensure that the revenue and market capitalization of the peer companies align with the desired range.  FW Cook used objective screening criteria to identify potential new peers in the same or similar industry, with similar revenue and market capitalization.  Following a thorough review of all the companies identified through the objective peer screen, FW Cook recommended a slightly updated peer group consisting of 18 companies, which includes a combination of larger and smaller companies compared to Tower with a narrower market capitalization range, while keeping Tower’s revenue at the median level, ensuring valid compensation benchmarks.  The full list of the global peer group companies is attached hereto as Exhibit A.  The peer group consists solely of U.S.-based companies, as certain of the Company’s senior executives are based in the U.S., and the Company competes for talent on a global scale.  Additionally, the U.S. represents our largest reported geographic region by revenue (46% of the Company’s 2023 revenue).  The Compensation Committee also reviewed benchmark data from relevant surveys, and a secondary reference group of Israel-based companies that was developed by FW Cook to evaluate the compensation of Tower’s Israel-based executives.

The Compensation Committee desires to include in the Compensation Policy the opportunity to award multi-year performance-based share units (“PSUs”) as part of a long-term program, when it deems it appropriate and beneficial to shareholders.  For example, following the cancellation of the contemplated Intel merger, seeking to provide an additional incentive to drive significant shareholder value creation, the Compensation Committee is requesting shareholder approval at the Meeting for the grant of a PSU award to Mr. Ellwanger that will only deliver value to Mr. Ellwanger if the Company’s share price reaches at least $75 within a five-year period (or $80 for full award earnout) (in each case subject to adjustment for reverse and forward share splits, share dividends, share buy-backs, share combinations and other similar transactions of the Ordinary Shares), as detailed in Proposal 6.

FW Cook also performed an independent market study of Tower’s non-employee director compensation and found that the current director compensation program is lower than that of all of the global peers and is at the 37th percentile compared to a secondary group of comparable Israel-based companies.

Accordingly, based on the benchmarking exercise data, the Compensation Committee concluded that certain amendments to the Company’s Compensation Policy are necessary in order to allow for appropriate, market-competitive compensation, consistent with market practice in the Company’s industry, to be paid to the Company’s Chief Executive Officer and other executives, as well as to appropriately compensate our non-executive directors, as described below.  The following is a description of the proposed primary amendments to the respective provisions of the Company’s Compensation Policy.  The following summary is qualified by reference to the full text of the amended provisions in the Compensation Policy, which are set forth on Exhibit B attached to this Proxy Statement (the underlined text is proposed to be added to the respective provisions of the Compensation Policy and the text in bold strikethrough is proposed to be deleted from the respective provisions of the Compensation Policy).

•
In section 14.3, increase the maximum value of equity, calculated based on the Equity Calculation Model (as defined in the Compensation Policy), that may be granted annually to the Chief Executive Officer, to ten annual base salaries, and to each Other Executive Officer (as defined in the Compensation Policy), to five annual base salaries, in order to enable the Company to provide its executives competitive market compensation that aligns with the compensation practices of its peer group.

•
In section 14.4, (i) increase the maximum value of additional performance-based equity awards, calculated based on the Equity Calculation Model, that may be granted to the Chief Executive Officer, to six annual base salaries, and to each Other Executive Officer, to four annual base salaries; (ii) the pre-determined long-term goal(s) for the additional performance based equity awards are required to be attained within five years, to allow for the setting of more ambitious longer-term targets, to ensure that management and shareholders’ interests are aligned; (iii) introduction of partial vesting of the additional performance-based equity awards upon the achievement of pre-defined milestones and/or a minimum vesting period, in order to incorporate a retention component into the grant and avoid immediate full vesting if the goal(s) are achieved early in the performance period; and (iv) in the event of a “Change of Control” event resulting in an executive’s “Termination Upon Change of Control,” both terms as defined in the executive’s employment agreement or terms of employment, the long-term incentive performance-based equity awards for which the performance target(s) have been met as of the date of the executive’s employment termination will be fully accelerated.  Any long-term incentive performance-based equity awards for which the performance target(s) have not been met as of the date of “Termination Upon Change of Control” would terminate immediately upon such termination of employment.  According to the current terms of the Compensation Policy, an additional performance-based equity grant may not be awarded to an executive if another such long-term incentive award that was granted to the executive remains outstanding in that the long-term performance target(s) have not yet been attained, which requirement remains unchanged.  The Compensation Committee and Board of Directors desire to grant such long-term incentive awards for strategic reasons, based on specific long-term goal(s) to be defined by the Compensation Committee and Board of Directors, aimed at enhancing shareholder value, such as challenging operational, strategic, financial or business goal(s) that require exceptional leadership for successful execution.

•
In section 4.2, update the ratio between fixed compensation and total variable compensation that may be awarded over a calendar year due to the proposed increase of the maximum value of equity awards and additional performance-based equity awards that may be granted as described above, to 1:17 for the Chief Executive Officer and 1:11 for each Other Executive Officer.

•
In section 22, (i) increase the maximum annual fee payable to a director to $75,000; (ii) increase the maximum annual fee payable to a director for service on each committee to $10,000; (iii) increase the maximum annual additional fee payable to a committee chairperson to $10,000; and (iv) increase the maximum annual value of equity-based compensation that may be awarded to a director (excluding the Chairman of the Board and the chief executive officer), calculated based on the Equity Calculation Model, to $200,000, to align with the benchmark data, targeting pay at the median level of the Company’s peer group.  The annual cash fees paid to non-executive directors have not increased since 2020 and are currently below the median based on the benchmark data for the Company’s peer group.  The recommended changes are designed to enable us to appropriately incentivize and attract qualified individuals to the Board of Directors, while providing consistent value to directors and aligning their compensation with shareholder interests and the Company’s peer group.  Similarly, the value of equity awards granted to non-executive directors has not increased since 2021. Accordingly, shareholders are being asked to approve the grant to the non-executive directors of an annual equity award in the value of $200,000, as set forth in Proposal 7.

The Company is a global high value analog foundry, competing with peer companies worldwide for market share and technologies, particularly in the United States and the Far East, and also faces competition in retaining key employees and attracting new skilled talent.  In considering the approval and adoption of the proposed amendments to the Compensation Policy, the Compensation Committee and the Board of Directors considered the various factors required to be considered under the Israeli Companies Law when approving a compensation policy, including the Company’s long-term strategy, risk management approach, and the Company’s current size and nature of its operations. The Compensation Committee conducted a thorough analysis of current global trends in executive compensation in order that the proposed amendments to the Compensation Policy align the compensation of the Company’s executives with peer companies.  Over the past five years, approximately two-thirds of the Company’s average daily trade has been on NASDAQ, while approximately one-third of its average daily trade has been on the TASE, demonstrating its strong global presence in the capital markets.  The Compensation Committee has always been attentive to shareholders’ considerations and will continue to be so in the future and shall continue to monitor and adjust to market best practice, while being mindful of dilution and burn rates in connection with equity plans and grants.  As set forth in the Company’s Compensation Policy (as currently in effect and as proposed to be amended), the total shares underlying outstanding RSUs and other equity awards and shares available for grant under the Company’s share incentive plan may not exceed 10% of the Company’s fully diluted issued share capital.  The Company’s historical equity burn rate is reasonable for a company of Tower’s size and industry. The Company will continue to monitor its equity use in future years in an attempt to ensure that its burn rate is within competitive market norms.

The Company’s equity-based compensation component is intended to incentivize and reward executives for future long-term performance, to foster a long-term link between the interests of executive officers and the Company’s shareholders, and to attract, motivate and retain executive officers over the long term.  The Compensation Committee and Board of Directors believe that, given the Company’s strong focus on long-term targets and its potential growth trajectory, it is necessary to review and amend certain aspects of the Compensation Policy, specifically the limits on the value of equity-based compensation, the ratio between variable and the total fixed compensation for executive officers, and the minimum vesting periods for equity-based compensation, in a manner that incentivizes management to pursue ambitious goals aligned with the Company's growth objectives.

Under the Israeli Companies Law, the amendment to our Compensation Policy must be approved by the Compensation Committee, Board of Directors and shareholders by the Special Majority (in that order). Our Board of Directors approved the adoption of the amendments to the Compensation Policy upon the recommendation of the Compensation Committee, subject to shareholder approval. If the amendment to our Compensation Policy is not approved by the shareholders, the current Compensation Policy shall remain in effect, until it is required to be re-approved under the Israeli Companies Law.  However, to the extent not approved by shareholders, the Compensation Committee and the Board of Directors may, nonetheless, approve the amendments to the Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the amendments to the Company’s Compensation Policy, as set forth on Exhibit B to the Proxy Statement.”

The approval of Proposal 3 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting instruction form or voting through the Electronic System, holding Ordinary Shares representing in the aggregate at least a majority of the votes cast with respect to such proposal.  In addition, under the Israeli Companies Law, the approval of Proposal 3 is also subject to the fulfillment of the Special Majority.  For additional details, see “Vote Required for Approval of the Proposals” above.

The Board of Directors recommends that the shareholders vote “FOR” the approval of the foregoing resolution.

PROPOSAL 4
APPROVAL OF AN INCREASE IN THE BASE SALARY OF OUR CHIEF EXECUTIVE
OFFICER, MR. RUSSELL ELLWANGER

Mr. Russell Ellwanger has served as the Company’s Chief Executive Officer since May 2005.  Mr. Ellwanger has also served as a director since September 2016, and serves as Chairman of the Board of Directors of the Company’s subsidiaries, Tower Semiconductor USA, Inc., Tower US Holdings, Inc., Tower Semiconductor NPB Holdings, Inc., Tower Semiconductor Newport Beach, Inc., Tower Partners Semiconductor Co., Ltd., Tower Semiconductor San Antonio, Inc. and Tower Semiconductor Italy S.r.l.  Mr. Ellwanger also served as a director of the Company between May 2005 and April 2013.

Under the Israeli Companies Law, the terms of service of a chief executive officer and modifications to such terms of service, require the approval of the Compensation Committee, Board of Directors and (subject to limited exceptions) shareholders of the Company by the Special Majority, in that order.

Our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. Ellwanger in accordance with the existing Compensation Policy and taking into consideration current market trends in executive compensation, as provided by FW Cook, an independent global compensation consultant, to ensure that his compensation components and total compensation remain aligned with the executive compensation in global peer companies and industry benchmarks.  The Compensation Committee considered the Company’s compensation philosophy and objectives, internal fairness and market trends, and other relevant factors as required by law and the Compensation Policy.  For additional information, see Proposal 3.

The Compensation Committee and Board of Directors are attentive to shareholders’ considerations and strive to align Mr. Ellwanger’s compensation terms to market best practice, with the goal of maintaining a competitive pay program that incentivizes the achievement of strong performance for the benefit of the Company’s shareholders.  The Compensation Committee and Board of Directors target Mr. Ellwanger’s compensation level at competitive levels relative to the Company’s peer group, considering his exceptional performance and ongoing contribution to the Company’s growth and profitability.

Based on such review, the Compensation Committee and Board of Directors concluded that, subject to shareholder approval, Mr. Ellwanger’s annual base salary should be increased by 5% from $948,095 to $995,500, effective as of the date of the Meeting.  Mr. Ellwanger, a U.S. resident, holds the positions of Chief Executive Officer of the Company and Chairman of the Board of Directors of the Company’s subsidiaries. Mr. Ellwanger’s extensive professional experience, skills and comprehensive knowledge of the semiconductor industry, including technical and operational expertise and his customer, vendor and market familiarity, make Mr. Ellwanger unique in his capabilities and have allowed the Company and its subsidiaries worldwide to compete and succeed in gaining market share and improve financial performance since he joined the Company.  The Compensation Committee and Board of Directors are of the view that Mr. Ellwanger’s compensation should be competitive with the Company’s global peer companies.  The proposed increase in the annual base salary of Mr. Russell Ellwanger is consistent with the Company’s Compensation Policy (as currently in effect and as proposed to be amended at the Meeting).

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the increase in the annual base salary of Mr. Russell Ellwanger, the Company’s Chief Executive Officer and Chairman of the Board of Directors of the Company’s subsidiaries, as described in Proposal 4 of the Proxy Statement.”

The approval of Proposal 4 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting instruction form or voting via the Electronic System, holding Ordinary Shares representing in the aggregate at least a majority of the votes cast with respect to such proposal.  In addition, under the Israeli Companies Law, the approval of Proposal 4 is also subject to fulfillment of the Special Majority.  For additional details, see “Vote Required for Approval of the Proposals” above.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 5
APPROVAL OF GRANT OF ANNUAL EQUITY-BASED AWARD TO MR. RUSSELL
ELLWANGER, OUR CHIEF EXECUTIVE OFFICER

Under the Israeli Companies Law, the terms of service of a chief executive officer, including the award of equity-based compensation, requires the approval of the Compensation Committee, Board of Directors and (subject to limited exceptions) shareholders of the Company by the Special Majority, in that order.

As detailed in Proposals 3 and 4, our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. Russell Ellwanger, our Chief Executive Officer, including his equity-based compensation, in accordance with the terms of the existing Compensation Policy and taking into consideration current market trends in executive compensation, as provided by FW Cook, an independent global compensation consultant, to ensure that his compensation components and total compensation remain aligned with the industry benchmarks.  For additional information see Proposals 3 and 4.

The independent benchmark data, which includes a review of local benchmark data and global industry trends, demonstrated that the executive equity awards of our peers offer significantly higher potential for upside compared to the Company’s current equity program. Specifically, the PSUs awarded to our executives in 2023 only provided a 10% potential upside if all performance goals are exceeded, whereas the peer group median practice provides up to 100% potential upside (i.e., the potential to earn up to 200% of the target if all performance goals are exceeded).  The benchmark data demonstrated that the current structure of our executive equity-compensation program significantly limits the overall compensation upside opportunity for our executives as compared to our peers.  Therefore, the Compensation Committee believes it is appropriate to increase the earnout potential for our PSU awards, not only to align with market practice, but also to enable the setting of more ambitious goals that are aligned with shareholder interests, while incentivizing our executives to drive Company outperformance.

After their evaluation and assessment, each of the Compensation Committee and Board of Directors approved, subject to shareholder approval, an annual equity grant to Mr. Ellwanger that is equal to the value of eight annual base salaries ($7,964,000 if Proposal 4 is approved at the Meeting when calculated based on the adjusted salary; or $7,584,760 if Proposal 4 is not approved at the Meeting), comprised of 40% time-based vesting RSUs and 60% PSUs (the “Base PSUs”).  The time-vesting RSUs will vest over a three-year period, such that one-third shall vest at the end of each year over a three-year period from the date of grant.  The vesting of the Base PSUs is subject to the attainment of certain pre-defined financial performance measures of net profit and cash from operating activities for the year ended December 31, 2024, as determined by the Compensation Committee and Board of Directors (the “FY2024 Performance Measures”), weighted equally.  The net profit metric underscores the importance of consistent strong profitability and the cash flow from operating activities metric emphasizes the significance of generating cash flows. These two performance measures are reported within the Company’s annual financial statements, which are prepared in accordance with U.S. GAAP, and we believe best reflect our performance results derived from our strategy to expand our served markets, increase our higher margin manufacturing mix and maintain a leading position in the specialty analog semiconductor industry. The actual number of Base PSUs earned (subject to time-based vesting, as described below) will be based on the Company’s performance relative to the FY2024 Performance Measures.  The Compensation Committee views the use of these performance-based measures as crucial because they establish a direct link between executive officer compensation and key long-term priorities and align the interests of executive officers with those of the Company and its shareholders. If the FY2024 Performance Measures are met, the Base PSUs that are earned will remain subject to a three-year vesting period, such that one third of the Base PSUs shall vest at the end of each year from the date of the Meeting.  These PSUs reinforce the pay-for-performance nature of the long-term incentive grants and the executive compensation program overall.

In addition, in accordance with the existing Compensation Policy, each of the Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. Ellwanger of additional PSUs (“Upside PSUs”), as follows:

•
Upside PSUs with a maximum value of up to 50% of the Base PSUs maximum target equity value (i.e., an aggregate value of up to $2,389,200 if Proposal 4 is approved at the Meeting or up to $2,275,428 if Proposal 4 is not approved at the Meeting) (“Upside PSUs Type 1”). The Upside PSUs Type 1 shall be earned subject to and only in the event that the Company’s actual financial performance in fiscal year 2024 exceeds the pre-defined performance targets set forth in the FY2024 Performance Measures (subject to time-based vesting, as described below).  Subject to exceeding such pre-defined performance targets, the portion of the Upside PSUs Type 1 that shall be earned shall be in proportion to the degree by which such pre-defined performance targets were exceeded in relation to a certain target percentage that was pre-defined by the Compensation Committee and Board of Directors, and such portion of Upside PSUs Type 1 earned shall remain subject to the three-year time-vesting schedule as detailed above for the Base PSUs.  We disclosed the information with respect to the attainment of the fiscal year 2023 financial performance measures in our Annual Report on Form 20-F for the year ended December 31, 2023, and intend to disclose information with respect to the attainment of the FY2024 Performance Measures in our Annual Report on Form 20-F for the year ending December 31, 2024.

•
Upside PSUs with a maximum value of up to 33% of the Base PSUs maximum target value (i.e., an aggregate value of up to $1,576,872 if Proposal 4 is approved at the Meeting or up to $1,501,782 if Proposal 4 is not approved at the Meeting) (“Upside PSUs Type 2”).  The Upside PSUs Type 2 shall be earned subject to the attainment of three pre-defined performance measures, two of which shall relate to share price performance and the third measure shall be certain pre-defined threshold targets under the FY2024 Performance Measures, as determined by the Compensation Committee and Board of Directors (the specific goals are not disclosed due to sensitivity of confidential internal information and the potential for competitive harm) (subject to time-based vesting, as described below).  If all of the three pre-defined performance measures have been met within one year from the Board approval of the grant of the Upside PSUs Type 2, all of the Upside PSUs Type 2 shall be earned and shall remain subject to the three-year time-vesting schedule as detailed above for the Base PSUs.

The Compensation Committee has structured the mix of equity vehicles and the relative weight assigned to each equity type, as described above, with the aim of incentivizing performance in line with long-term targets and to promote ownership and retention, while aligning the interests of our Chief Executive Officer with those of our shareholders. The RSUs are complementary to the PSUs, as while the PSUs offer potential for additional value based on performance, the RSUs provide some value even during periods of market or stock price underperformance, which serves as a retention incentive and reinforces a culture of ownership and commitment to the Company.

The proposed equity awards to Mr. Ellwanger, as described above, are in accordance with the equity plan of the Company and are in compliance with the Compensation Policy (as currently in effect and as proposed to be amended at the Meeting), as they have an aggregate value that is below the maximum annual value of equity that may be granted to the Chief Executive Officer thereunder and are in line with the ratio between the fixed and variable compensation components of the Chief Executive Officer thereunder.  In addition, the proposed awards to Mr. Ellwanger are consistent with the goal of linking the Chief Executive Officer’s compensation to his performance targets, which are directly aligned with the Company’s business strategy and his responsibilities and duties.

Furthermore, the aggregate amount of all outstanding equity-based compensation grants at any time to all directors and employees, including the Chief Executive Officer, continues to be below 10% of the Company’s share capital on a fully diluted basis, as required under the Compensation Policy (as currently in effect and as proposed to be amended at the Meeting), as further detailed in Proposal 3.

If approved by the shareholders at the Meeting, the equity awards will be subject to the Company’s claw-back policy recently adopted in accordance with the Commission’s regulations, as well as the claw-back provisions set forth in our Compensation Policy (as currently in effect and as proposed to be amended).

The Compensation Policy (as currently in effect and as proposed to be amended) includes a stock ownership guideline under which the chief executive officer is required to own ordinary shares of the Company with a minimum value equal to at least three times his annual base salary, in order to further align the interests of our executives and our shareholders.  Mr. Ellwanger is in full compliance with the minimum shareholding guidelines.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of an annual equity-based award to Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 5 of the Proxy Statement.”

The approval of Proposal 5 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting instruction form or voting via the Electronic System, representing in the aggregate at least a majority of the votes cast with respect to such proposal.  In addition, under the Israeli Companies Law, the approval of Proposal 5 is also subject to fulfillment of the Special Majority.  For additional details, see “Vote Required for Approval of the Proposals” above.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 6
APPROVAL OF GRANT OF A LONG-TERM INCENTIVE EQUITY AWARD TO MR.
RUSSELL ELLWANGER, OUR CHIEF EXECUTIVE OFFICER

As detailed in Proposals 3, 4 and 5, our Compensation Committee and Board of Directors conducted an annual review of the compensation of Mr. Russell Ellwanger, our Chief Executive Officer, including his equity-based compensation, in accordance with the terms of the current Compensation Policy and taking into consideration current market trends and industry practices in executive compensation, as provided by FW Cook, an independent global compensation consultant (see Proposals 3, 4 and 5).  During the review process, the Compensation Committee and Board of Directors considered how to establish a long-term equity incentive mechanism that would align with the Company’s strategic growth trajectory, while also ensuring alignment between management’s incentives and shareholders’ interests.  In making determinations about long-term equity incentive grants to the Chief Executive Officer, the Compensation Committee considered (among other things) equity grant levels and the overall pay mix in peer group companies, as well as the Chief Executive Officer’s role, skills and experience and the critical nature of his contributions to the Company. The objective was to target extraordinary financial performance that would lead to a significant increase in share price, to an aspirational level requiring special efforts and commitment.  As this portion of the Chief Executive Officer’s compensation is variable and contingent on achieving an ambitious goal, achieving such a goal should yield a high return.  The mechanism should also include a multi-year vesting structure to ensure long-term retention and alignment with shareholders’ interests.  The Compensation Committee and Board of Directors believe that now is the appropriate time to provide such a long-term incentive award, following the cancellation of the contemplated Intel merger and at a time when the Board is actively working with management to reinvigorate performance and enhance the focus on profitable growth.

Accordingly, the Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. Ellwanger of a long-term incentive PSU award that provides him with the opportunity to earn 217,500 RSUs if a very ambitious share price of $80 per share is achieved within a five year period, calculated as an average of the share price during any consecutive 20 trading days during the five year performance period (subject to time-based vesting if the defined share price is met during the first three years following Board approval of the award, as detailed below).  The value of the proposed long-term incentive PSU award under the Equity Calculation Model (as defined in the Compensation Policy) is $4.5 million as of the date of the Board approval of the award on May 27, 2024 (the “Board Approval”), which amount will be amortized according to the vesting schedule as an expense in the Company’s statements of operations.1 At the time of the Board Approval, the Company’s share price was $37.66.  The $80 price per share goal represents a 212% absolute increase and a 16.6% compounded annual growth rate over a five-year period.  The Board considers this goal as representing outperformance compared to the broader market and based on a review of peers’ historical performance over various multi-year periods.  The five-year performance period allows for the establishment of an ambitious long-term goal), to ensure that management and shareholders’ interests are aligned.

If the $80 share price (calculated as a 20 consecutive trading day average), is not achieved during the five-year period, but the Company’s share price reaches $75 or more at the end of the five-year performance period (calculated as an average of the closing share price for the last 20 trading days of such period), the PSU award will partially vest, at a ratio between 33% of the award to 100% of the award, depending on where the share price falls within the $75 and $80 range, as described below.

The Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to Mr. Ellwanger of this additional long-term incentive PSU equity award, to leverage the Company’s potential opportunities, align with the interests of shareholders, and further incentivize the creation of significant and long-term shareholder value.  The defined stock price has been set at a level that necessitates a substantial increase in the Company’s market valuation in order for such grant to begin vesting, requiring substantial value creation for all shareholders in order for the long-term incentive to be earned by Mr. Ellwanger.

To achieve the $80 stock price, we believe the Company will need to generate significantly higher revenue and significantly increase its net, gross and operating margins, towards its ambitious corporate financial model with targeted revenue and margin indicators that were publicly presented during its November 13, 2023 quarterly investors’ conference call, during which the Company also discussed its financial results for the third quarter of 2023 and its business outlook.  The Compensation Committee and Board of Directors evaluated grant values using an Equity Calculation Model (as defined in the Compensation Policy) to ensure that the values are reasonable relative to peer practices and that the award is strongly aligned with shareholder interests.

1 The share prices discussed herein were approved by the Compensation Committee and Board of Directors for the purpose of the grant of the long-term incentive performance-based equity award to our Chief Executive Officer, and such share prices are not indicative of the Company’s expected future performance.  Refer to “Forward-Looking Statements” on page 26.

The time-vesting component of this award applies if the performance goal is achieved within the first three years from the date of the Board Approval, as follows: (i) if the performance price is met during the first year following the Board Approval, two-thirds of the award will vest on the second anniversary of the Board Approval and the remaining one-third will vest on the third anniversary of the Board Approval, subject to Mr. Ellwanger’s continued employment through each such vesting date; (ii) if the performance price is met during the second year following the Board Approval, one-third of the award will vest immediately, one-third will vest on the second anniversary of the Board Approval and the remaining one-third will vest on the third anniversary of the Board Approval, subject to Mr. Ellwanger’s continued employment through each such vesting date; and (iii) if the performance price is met during the third year following the Board Approval, two-thirds of the award will vest immediately and the remaining one-third will vest on the third anniversary of the Board Approval, subject to Mr. Ellwanger’s continued employment through each such vesting date.  If the performance price is met during the fourth or fifth year following the Board Approval, the entire award will immediately fully vest.

This award will expire if the Company's share price does not reach $80 per share by the end of the fifth anniversary of the Board Approval.  However, if the Company’s share price at the end of the five-year period, calculated as the average of the 20 trading days immediately prior to the fifth anniversary of the Board Approval, is $75 or more but less than the share price of $80 (referred to as the “Close Share Price”), a portion of the award will vest, as follows: (i) if the Close Share Price is equal to $75, 33% of the award will immediately vest; and (ii) if the Close Share Price is between $75 and $80, the portion of the award that shall vest shall be linearly interpolated between 33% and 100%, in proportion to the degree by which the Close Share Price exceeds $75 in relation to the share price of $80, and such portion of the award shall vest immediately.  The award will only vest if Mr. Ellwanger is employed with the Company at the end of the 20 trading days that are used to measure performance achievement.

Each reference to share prices above shall be subject to adjustment for reverse and forward share splits, share dividends, share buy-backs, share combinations and other similar transactions of the Ordinary Shares that occur after the date of Board Approval.

In accordance with common practice, based on the independent benchmarking conducted and in accordance with the Company’s equity plan and the Compensation Policy (as currently in effect and as proposed to be amended), the Compensation Committee and Board approved, and recommends that the shareholders approve, the acceleration of Mr. Ellwanger’s long-term incentive PSU award in the event that Mr. Ellwanger’s employment with the Company shall terminate due to his retirement prior to the full vesting of this award, provided that the performance price has been met prior to his retirement.  This is in recognition of Mr. Ellwanger’s long and successful tenure with the Company since 2005, during which his contributions have been paramount to achieving Tower’s roadmap and significant growth.  If the performance goal for this long-term incentive PSU award has not been met as of the date of retirement, the award would terminate immediately upon retirement.  Before presenting this proposal to shareholders, the Compensation Committee considered input from FW Cook, an independent global compensation consultant, and observations of market practices in the U.S., where Mr. Ellwanger resides, which indicate that a meaningful percentage of companies in the Russell 3000 index provide such a benefit to their chief executive officers.

In addition, in the event of a “Change of Control” event resulting in Mr. Ellwanger’s “Termination Upon Change of Control,” both terms as defined in Mr. Ellwanger’s employment agreement or terms of employment, this long-term incentive award will fully accelerate, provided that the performance price has been met prior to his employment termination.  If the performance price for this long-term incentive award has not been met as of the date of “Termination Upon Change of Control,” the award would terminate immediately upon such termination of employment.

The proposed long-term incentive performance-based equity award is consistent with the proposed amendments to the Compensation Policy being presented to the shareholders for approval at the Meeting under Proposal 3.  However, while the proposed equity award is not consistent with the current Compensation Policy, the Compensation Committee and Board of Directors believe that it would be appropriate and in the best interest of the Company and its shareholders to nonetheless grant the award to Mr. Ellwanger in the event that Proposal 3 is not approved at the Meeting, in view of (among other things) Mr. Ellwanger’s significant long-term contribution to our Company and its growth and the linkage of the award to an ambitious long-term goal that is expected to yield substantial value to our shareholders if the goal is achieved , and after considering the same considerations and matters required for the approval of a compensation policy in accordance with the Israeli Companies Law.

If approved by the shareholders at the Meeting, this equity award will be subject to the Company’s claw-back policy recently adopted in accordance with the Commission’s regulations, as well as the claw-back provisions set forth in our Compensation Policy (as currently in effect and as proposed to be amended).

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of a long-term incentive award to Mr. Russell Ellwanger, the Company’s Chief Executive Officer, as described in Proposal 6 of the Proxy Statement.”

The approval of Proposal 6 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting instruction form or voting via the Electronic System, holding Ordinary Shares representing in the aggregate at least a majority of the votes cast with respect to such proposal. In addition, under the Israeli Companies Law, the approval of Proposal 6 is also subject to the fulfillment of the Special Majority.  For additional details, see “Vote Required for Approval of the Proposals” above.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 7
APPROVAL OF GRANT OF ANNUAL EQUITY AWARD TO EACH MEMBER OF OUR
BOARD OF DIRECTORS (OTHER THAN MR. AMIR ELSTEIN AND MR. RUSSELL
ELLWANGER)

Under the Israeli Companies Law, the compensation of a director, including equity-based compensation, requires the approval of the Compensation Committee, Board of Directors and the shareholders of the Company, by an ordinary majority if the compensation is consistent with the Compensation Policy and by the Special Majority if the compensation is not consistent with the Compensation Policy.

As detailed in Proposal 3, our Compensation Committee engaged FW Cook, an independent global compensation consultant, to perform a comprehensive benchmarking survey of our executive compensation and the compensation program for our board of directors, including the annual equity awards previously granted to our directors (other than the Chairman of our Board of Directors, Amir Elstein, and our Chief Executive Officer, Russell Ellwanger, whose compensation is separately addressed in Proposals 2, 4, 5 and 6), which demonstrated that the value of the annual equity award granted to such directors is significantly below the industry benchmark and that of the Company’s peer group.

Accordingly, the Compensation Committee and Board of Directors resolved to recommend to the shareholders to approve the grant of an increased annual equity award to each of the directors standing for election at the Meeting (other than the Chairman of our Board of Directors, Amir Elstein, and our Chief Executive Officer, Russell Ellwanger, whose compensation is separately addressed in Proposals 2, 4, 5 and 6) (the “Named Directors”), subject to his or her respective appointment as a director under Proposal 1 above, of time-based vesting RSUs at a value of $200,000, which is consistent with the maximum value of equity-based awards that may be granted to directors under the Compensation Policy as proposed to be amended at the Meeting (see Proposal 3).  However, while the value of the proposed equity award is not consistent with the current Compensation Policy, the Compensation Committee and Board of Directors have determined it would still be appropriate to grant this equity award to the Named Directors, after reviewing the benchmarking data and considering the same considerations and matters required for the approval of a compensation policy in accordance with the Israeli Companies Law, provided that if Proposal 3 (the proposed amendment to the Compensation Policy) is not approved at the Meeting, this Proposal 7 would require shareholder approval by the Special Majority.  If Proposal 3 is not approved at the Meeting and this Proposal 7 is approved at the Meeting by an ordinary majority but not by the Special Majority, the Named Directors elected at the Meeting shall be granted time-based vesting RSUs at a value of $150,000, which is the maximum value of equity-based awards that may be granted to directors under our current Compensation Policy. The RSUs shall vest over a two-year period, with 50% vesting at the end of the first anniversary of the date of grant and 50% on the second anniversary of the date of grant.

In accordance with the Compensation Policy (as currently in effect and as proposed to be amended) and common practice, in the event any Named Director’s service with the Company is terminated for any reason (including by way of resignation), prior to the second anniversary from the date of grant, (i) if the Named Director has served on the Board of Directors for five years or more, all unvested RSUs shall be accelerated; and (ii) if the Named Director has served on the Board of Directors for less than five years, 50% of all unvested RSUs shall be accelerated.

In accordance with the Compensation Policy (as currently in effect and as proposed to be amended), the Named Directors are required to own ordinary shares of the Company with a minimum value equal to at least 50% of his/her respective Annual Fee (as defined in the Compensation Policy) commencing July 2025. The Named Directors have a period of five years from the date the Board of Directors approved such minimum shareholding guideline to accumulate such minimum holdings, and during such period, the Named Directors must retain at least 20% of any time-based vesting RSUs granted to them from the date such guideline was approved by the Board of Directors and until the minimum holding is met.

It is therefore proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, subject to his or her respective election as a director under Proposal 1, to approve the grant of the annual equity award to each member of the Company’s Board of Directors (other than Amir Elstein and Russell Ellwanger), as described in Proposal 7 of the Proxy Statement.”

The approval of Proposal 7 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting instruction form or voting via the Electronic System, holding Ordinary Shares representing in the aggregate at least a majority of the votes cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

PROPOSAL 8
APPROVAL OF THE RE-APPOINTMENT
OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Our Audit Committee of Board of Directors have authorized and approved the re-appointment of the accounting firm of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, to serve as the Company’s independent registered public accountants for the year ending December 31, 2024, and for the period commencing January 1, 2025, and until the next annual shareholder meeting.

Following review, the Audit Committee concluded that Brightman Almagor Zohar & Co remained independent and objective in their role as external auditor. Furthermore, the Audit Committee believes that such re-appointment is appropriate and in the best interests of the Company and its shareholders.  Subject to the authorization of our shareholders, the Audit Committee shall determine the remuneration of Brightman Almagor Zohar & Co. in accordance with the volume and nature of its services.

For information concerning the  fees paid to Brightman Almagor Zohar & Co. for its audit and non-audit services for the 2023 financial year, see Item 16C to our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Commission on April 22, 2024, a copy of which is available on the Commission’s website at www.sec.gov as well as on the “Investors” section of our Company’s website at www.towersemi.com.

It is therefore proposed that at the Meeting, the following resolution be adopted:

 “RESOLVED, that the re-appointment of Brightman Almagor Zohar & Co., Certified Public Accountants, a firm in the Deloitte Global Network, as the independent registered public accountants of the Company for the year ending December 31, 2024, and for the period commencing January 1, 2025 and until the next annual shareholders’ meeting, and the authorization of the Audit Committee of the Board of Directors to determine the remuneration of such firm in accordance with the volume and nature of its services, is hereby approved.”

The re-appointment of Brightman Almagor Zohar & Co. as the independent registered public accountants of the Company and the authorization of the Audit Committee to determine such auditors’ remuneration require the affirmative vote of shareholders present at the Meeting, in person or by proxy or voting instruction form or voting via the Electronic System, holding Ordinary Shares representing in the aggregate at least a majority of the votes cast with respect to such proposal.

The Board of Directors recommends that the shareholders vote “FOR” the foregoing resolution.

REVIEW AND DISCUSSION OF THE COMPANY'S CONSOLIDATED FINANCIAL
STATEMENTS

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s consolidated financial statements as of December 31, 2023, and for the year then ended. This review and discussion will not involve a shareholder a vote.

Our audited consolidated financial statements for the year ended December 31, 2023, which form part of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Commission on April 22, 2024, are available on the Company's website at www.towersemi.com under “Investors” or through the Commission’s website at www.sec.gov or through the website of the ISA at www.magna.isa.gov.il.  Copies will also be mailed to shareholders upon request sent to the Company at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Post Office Box 619, Migdal Haemek 2310502, Israel, Attention: Corporate Counsel. None of the audited consolidated financial statements, the Form 20-F nor the contents of our website form part of the proxy solicitation material.

ADDITIONAL INFORMATION

Foreign Private Issuer. We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the Commission. As a foreign private issuer, all documents furnished or filed with the Commission after November 4, 2002, are available for retrieval on the Commission's website at www.sec.gov. We submit copies of our filings with the Commission to the ISA and the TASE, and such filings are also available to the public on their respective websites at www.magna.isa.gov.il and www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements with respect to proxy solicitations.  The circulation of this Proxy Statement and accompanying notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

ISA Exemption. With the exception of the reporting obligations applicable to a company organized under the laws of the State of Israel whose shares are traded on approved securities exchanges outside of Israel and in Israel as specified in Chapter Five (iii) of the Israeli Securities Law, 1968 (the “Israeli Securities Law”), we have received from the ISA an exemption from the reporting obligations as specified in Chapter Six of the Israeli Securities Law. We must, however, make available for public review at our offices in Israel, a copy of each report that is filed in accordance with applicable U.S. law.  These documents are available for inspection upon prior notice and during regular working hours, at our offices at 20 Shaul Amor Street, Ramat Gavriel Industrial Park, Migdal Haemek 2310502, Israel.

FORWARD-LOOKING STATEMENTS

This Proxy Statement includes certain “forward-looking” statements within the meaning of Section 21E of the Exchange Act.  The use of words such as “projects,” “expects,” “may,” “target,” “plans,” “intends,” “committed to,” or words of similar import, identifies a statement as “forward-looking.”  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in “Item 3. Key Information-D. Risk Factors” of our Annual Report on Form 20-F for the year ended December 31, 2023, filed with the Commission on April 22, 2024.

We remind readers that forward-looking statements are merely predictions and therefore are inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, including revenues from agreements we signed, expansion of our operations, performance, activities, and our achievement, to be materially different from any forecasted results, plans to expand our operations, plans to develop and release new products, forecasted performance, planned activities, or targeted achievements expressed or implied by such forward-looking statements.  Readers should not place undue reliance on these forward-looking statements, which speak only as of the date of this Proxy Statement.  Unless legally required, we undertake no obligation to update publicly any forward -looking statements, whether as a result of new information, future events or otherwise.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, Ordinary Shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors, Amir Elstein Chairman of the Board Migdal Haemek, Israel June 20, 2024

EXHIBIT A

List of Peer Group Companies

NASDAQ:AEIS	Advanced Energy Industries, Inc.
NASDAQ:ALGM	Allegro MicroSystems, Inc.
NASDAQ:CRUS	Cirrus Logic, Inc.
NYSE:COHR	Coherent Corp.
NASDAQ:DIOD	Diodes Incorporated
NASDAQ:FORM	FormFactor, Inc.
NASDAQ:LFUS	Littelfuse, Inc.
NASDAQ:MTSI	MACOM Technology Solutions Holdings, Inc.
NASDAQ:MXL	MaxLinear, Inc.
NASDAQ:MPWR	Monolithic Power Systems, Inc.
IQ336718	National Instruments Corporation*
NASDAQ:QRVO	Qorvo, Inc.
NASDAQ:SMTC	Semtech Corporation
NASDAQ:SLAB	Silicon Laboratories Inc.
NASDAQ:SYNA	Synaptics Incorporated
NASDAQ:UCTT	Ultra Clean Holdings, Inc.
NYSE:VSH	Vishay Intertechnology, Inc.
NYSE:WOLF	Wolfspeed, Inc.

*Acquired in October 2023
A - 1

EXHIBIT B

Amendments to Compensation Policy for Executive Officers and Directors

The proposed amendments to the Compensation Policy are set forth below.  The underlined bold text is proposed to be added to the respective provisions of the Compensation Policy and the text in bold strikethrough is proposed to be deleted from the respective provisions of the Compensation Policy.

*********

Section 4.2 will be amended to read in its entirety as follows:

“As a rule, the total of the Variable Compensation to be given to an Executive Officer over a calendar year relative to the Fixed Compensation shall not exceed the “Executive Ratio” which shall be ~~12.0~~17 for the CEO and 8.511 for Other Executive Officers. The Executive Ratio is calculated based on the following assumptions: (i) maximal possible payments that may be made to Executive Officers under the Variable Compensation covered by this Policy (bonuses and equity); (ii) any CEO relocation related reimbursement expenses included under Fixed Compensation and assuming no relocation expenses for any Other Executive Officer; and (iii) excluding any potential sign-on bonuses for new hires.  The variable component in regard of the equity compensation reflects the annual amortization over the vesting period.”

************

New Section 12.4 will be added, to read in its entirety as follows:

“In addition, the Company has adopted an incentive compensation claw-back policy in accordance with rules of the U.S. Securities and Exchange Commission and Nasdaq Stock Market LLC.”

************

Section 14.3 will be amended to read in its entirety as follows:

“The CEO may be granted equity, more than half of which shall be PSUs, annually at a value calculated based on the Equity Calculation Model which shall not exceed ~~eight~~ten annual base salaries.  Each Other Executive Officer may be granted equity, more than half of which shall be PSUs, annually at a value calculated based on the Equity Calculation Model which shall not exceed ~~four~~five annual base salaries of such Other Executive Officer.  In addition, the Executive Officers may be granted, on an annual basis, additional PSUs that will vest subject to and only in the event that the Company’s actual performance exceeds the corporate annual plan and/or pre-defined performance target(s) required to be met for the vesting of the initial PSUs awarded to the applicable executive officer for such period, in a value that shall be pre-determined by the Compensation Committee and Board of Directors,  provided that the maximum value of any such additional PSUs shall not exceed 100% of the value of the initial PSUs awarded to the applicable Executive Officer for such period. The terms of any such PSUs shall be in compliance with the terms of this Policy and the applicable Company equity-based incentive plan.”

************

Section 14.4 will be amended to read in its entirety as follows:

“Since the Company strives and targets growth to enhance shareholders’ value and special leadership is required for successful execution, additional performance based equity awards at a value calculated based on the Equity Calculation Model, which shall not exceed ~~2.0~~6 annual base salaries may be provided to the CEO and 4 annual base salaries may be provided to Other Executive Officers subject to the achievement of one or more long term goals, such as special operational, strategic, financial or business goal(s) that are challenging to attain within a ~~three~~five-year period and are beyond the Company’s current ongoing activities, to be predetermined by the Compensation Committee and Board of Directors. For such awards, the Compensation Committee will provide the rationale for the use thereof in its recommendation to the Board of Directors for approval.  This additional grant shall fully vest upon achievement of the defined long-term goal(s) or partially vest upon the achievement of pre-defined milestones and a minimum vesting period and may be granted only if no other such grant is outstanding. In addition, in the event of a “Change of Control” event resulting in an Executive Officer’s “Termination Upon Change of Control,” both terms as defined in the Executive Officer’s employment agreement or terms of employment, the performance-based equity awards under this section for which the performance target(s) have been met as of the date of the Executive Officer’s employment termination will be fully accelerated.  Any performance-based equity awards under this section for which the performance target(s) have not been met as of the date of “Termination Upon Change of Control” would terminate immediately upon such termination of employment.”

************

Section 22 will be amended to read in its entirety as follows:

“The members of Tower's board may be entitled to remuneration and refund of expenses as follows:

•	An annual fee to be capped at up to $~~60~~75,000 (the “Annual Fee”).

•	Committee fees in addition to the Annual Fee up to a cap of $~~6~~10,000 annually to each committee member.

•	Each committee chairperson shall be entitled to an additional fee up to a cap of $~~3~~10,000 annually.

•	Notwithstanding the above, the Board shall have the right to compensate Directors for special activities that are performed under special circumstances in the amount of up to $2,000 per meeting.

•	To the extent that the Board shall appoint an observer to any Board committee, each such observer shall be entitled to an annual fee of up $6,000.

•	Reasonable travel expenses in accordance with the Company's travel reimbursement policy for directors.

In addition, the members of Tower's Board may be granted equity based compensation annually at a value as calculated based on the Equity Calculation Model which shall vest over a period of up to 3 years, and shall not exceed, with respect to each Director, $~~150~~200,000, subject to applicable law and regulations.  The exercise price of options and expiration of equity awards shall be as set forth in Section 14 above.

In connection with a corporate transaction involving a Change of Control, the Chairman of the board and directors may be entitled to acceleration of all unvested equity.

The Chairman of the board may be entitled to cash and/or equity based remuneration which in the aggregate that shall not exceed $600,000 on an annual basis together with reimbursement of expenses in accordance with Tower's policy, as approved by the Compensation Committee and Board of Directors. “

************